CAPEX 2019

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells electric power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that the Board of Directors approved in its 184th Ordinary Meeting, held on November 8, 2018, the amount of R$1,967.3 million to be allocated in the Capital Expenditures Program for 2019, as detailed below:

Curitiba, November 13, 2018.

Adriano Rudek Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011